

September 5, 2012

Via E-mail
Ken Jian Xiao, CEO
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District,
Guangzhou, PRC

> **Re: China Mobile Games and Entertainment Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 27, 2012**
> **File No. 333-183423**

Dear Mr. Xiao:

We have reviewed your registration statement and have the following comments.

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

1.   We note the termination clause in Section 7.1 to Exhibit 10.21 of the Voting Proxy
Agreement provides that during the term of such Agreement Guangzhou Yingzheng or
any principal may not terminate the Agreement or the Power of Attorney prior to the
expiration of the Agreement; otherwise, it shall pay damages of RMB20 million to
Guangzhou Yitongtianxia. Please tell us how you considered the fact that the VIE and/or
its Principals can terminate the Agreement for a fee in your consolidation analysis and
tell us how the amount of the liquidating damage fee factored into your analysis and
conclusions.

Exhibit 8.4

2.   We note counsel's statement in paragraph 5 of the opinion that "the statements in the
Registration Statement under the section headed 'Bermuda Taxation' insofar as such
statements constitute summaries of the legal matters…fairly and accurately present the
information and summarises the matters referred to therein." Please have counsel revise
the opinion to state clearly that the prospectus discussion regarding Bermuda taxation is
counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
       Benjamin Su, Esq
       Kirkland & Ellis International LLP